UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)


                           MOBILE AMERICA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.025
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    607235504
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 16, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|               Rule 13d-1(b)

         |X|               Rule 13d-1(c)

         |_|               Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 5 pages

------------------------------------------------------
CUSIP No. 607235504
------------------------------------------------------


================================================================================
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert Thomas, III
================================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

================================================================================
  3        SEC USE ONLY

================================================================================
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
================================================================================
                               5      SOLE VOTING POWER
        NUMBER OF                     63,739
          SHARES           =====================================================
       BENEFICIALLY            6      SHARED VOTING POWER
         OWNED BY                     56,285
           EACH            =====================================================
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON                      63,739*
           WITH            =====================================================
                               8      SHARED DISPOSITIVE POWER
                                      396,170*
================================================================================
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            459,909
================================================================================
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)       [ ]

================================================================================
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.3%
================================================================================
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================
*  Reporting Person Disclaims Beneficial Ownership pursuant to SEC Rule 13d-4.

------------------------------------------------------
CUSIP No. 607235504
------------------------------------------------------


           Item 1(a).       Name of Issuer:
           ---------
                            Mobile America Corporation

           Item 1(b).       Address of Issuer's Principal Executive Offices:
           ---------
                            10457 Fortune Parkway, Suite 110
                            Jacksonville, Florida

           Item 2(a).       Name of Person Filing:
           ---------
                            Robert Thomas, III

           Item 2(b).       Address of Principal Business Office or, if none,
           ---------        Residence:

                            P.O. Box 635
                            Thomasville, Georgia

           Item 2(c).       Citizenship:
           ---------
                            United States

           Item 2(d).       Title of Class of Securities:
           ---------
                            Common Stock, par value $0.025

           Item 2(e).       CUSIP Number:
           ---------
                            6072135504

           Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                            Not Applicable

           Item 4.          Ownership (as of July 1, 1999)
           -------
                            (a)  Amount Beneficially Owned:  459,909(1)(2)(3)

                            (b)  Percent of Class:  6.3%

------------------------------------------------------
CUSIP No. 607235504
------------------------------------------------------


                            (c)  Number of shares as to which such person has:

                                 (i)  sole power to vote or to direct the vote:

                                      63,739(1)

                                (ii)  shared power to vote or to direct the
                                      vote:

                                      56,285(2)

                               (iii) sole power to dispose or to direct the disposition of:

                                      63,739(1)

                                (iv) shared power to dispose or to direct the disposition of:

                                      396,170(2)(3)

                            (1) Includes (i) 36,489 shares held by the Report-ing Person and (ii) immediately exercisable options to acquire 27,250 shares held by the Reporting Person.
                            (2) Includes (i) 15,075 shares held by the Report-ing Person's wife and (ii) 41,210 shares held by a community foundation for which the Report-ing Person serves as a member of the Board of Directors and Investment Committee.
                            (3) Includes 339,885 shares held by a family limited partnership for which the Reporting Person serves as a financial advisor.

           Item 5.          Ownership of Five Percent or Less of a Class.
           ------
                            Not Applicable

           Item 6.          Ownership of More than Five Percent on Behalf of
           ------           Another Person.

                            Not Applicable

           Item 7.          Identification and Classification of the Subsidiary
           ------ Which Acquired the Security Being Reported on By the Parent Holding Company.

                            Not Applicable

           Item 8.          Identification and Classification of Members of the
           ------           Group.

                            Not Applicable

           Item 9.          Notice of Dissolution of Group.
           -------
                            Not Applicable

           Item 10.         Certification.
           -------
                            By signing below, I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         July 16, 1999
         Date


         /s/ Robert Thomas, III
         ----------------------------------
         Robert Thomas, III